Exhibit 12.1

Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(in thousands)

	Six Months Ended	Years Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations	$45,141	$77,997	$58,869	$46,234	$20,696	$35,152
Add total fixed charges (per below)	23,007	39,075	36,598	24,638	24,751	15,125
Total Earnings	$68,148	$117,072	$95,467	$70,872	$45,447	$50,277

Fixed Charges:
Interest expense	$21,729	$35,959	$34,001	$21,501	$21,763	$13,289
Capitalized interest	132	891	455	1,008	1,007
Estimate of interest within rental expense (1)	1,146	2,225	2,142	2,129	1,981	1,836
Total Fixed Charges	$23,007	$39,075	$36,598	$24,638	$24,751	$15,125

Ratio of Earnings to Fixed Charges	2.96	3.00	2.61	2.88	1.84	3.32

(1) Represents 30% of the total operating lease rental expense, which is that portion deemed to be interest.